Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: BHP Group Ltd (Commission File No.: 001-09526)

BHP Group Plc (Commission File No.: 001-31714)

Company:	Woodside Petroleum Ltd
Title:	Half-Year 2021 Results Briefing Transcript
Date:	18 August 2021
Time:	07.00 AWST / 09.00 AEST

Start of Transcript

Operator: Thank you for standing by and welcome to the Woodside Petroleum Ltd Half-Year 2021 Results conference call. All participants are in a listen only mode. There will be a presentation followed by a question and answer session. If you wish to ask a question you will need to press the star key followed by the number one on your telephone keypad. I would now like to hand the conference over to Meg O’Neill, CEO. Please go ahead.

Meg O’Neill: Well good morning and thank you all for joining our 2021 Half-Year Results investor call. It is a pleasure to speak with you again following the investor update teleconference last night. I would like to begin by acknowledging the traditional custodians of the land upon which we are presenting from today, the Noongar Whadjuk people and pay my respects to the Elders past, present and emerging. I also extend my respect to all other Aboriginal nations, the future generations and their continued connection to Country.

As you are aware, this morning we released our half-year report and results briefing pack to the ASX. I am joined on this call by our Chief Financial Officer, Sherry Duhe. I’d also like to recognise that this is my first investor results call as the confirmed CEO and Managing Director of Woodside. I am humbled that the Board has selected and entrusted me to lead our company.

While we have an exciting 12 months ahead of us as we work to complete the merger announced yesterday with BHPs petroleum business, the ongoing strength of Woodside’s business and progress on our commitments is equally important. We will continue our focus on running Woodside to be customer focused, low cost and low carbon and this will continue once the merger is complete.

I will start with a brief overview of our financial and operational performance and progress achieved on our key growth opportunities. Sherry will then give a more detailed financial update before I provide a closing summary and open up the call to a Q&A session. Please note the standard disclaimer on slide 2 advising that this presentation does include some forward-looking statements and that our reported numbers are all in US dollars.

If we move to slide 3 you can see that our low cost operations have enabled us to take advantage of the strong rebounds in market conditions following the challenges and uncertainties due to COVID-19 in 2020. With global energy demand recovering towards pre-pandemic levels, we reported increases in profit and revenue. We recorded a net profit after tax of $317 million and an underling NPAT of $354 million, up 17% from the first half of 2020. The directors have declared an interim dividend of 30 US cents per share representing an approximately 80% payout ratio of underlying NPAT.

Moving to slide 4. In the first half we achieved solid production performance after the record production levels last year and higher sales volumes as we increased trading activity in response to favourable market conditions. The safety and wellbeing of our people remains our priority. We have robust measures in place to reduce the risk of COVID-19 to our workforce and it was pleasing that we recorded no Tier 1 or Tier 2 process safety events.

On slide 5 you can see we continued to deliver safe, reliable and efficient operations across our producing assets. There are a number of activities included on this slide, but I’d like to highlight a few. First, Pluto LNG achieved a record daily production rate while also delivering efficiency improvements and emission reductions. Examples of this include improving our operating processes to reduce methane and other emissions during steady state LNG processing. At North West Shelf as well we have achieved direct emission savings by streamlining the process of trunkline depressurisation for the turnaround at KGP. Ongoing emissions reductions are also being realised through automation and advanced process control optimisation, which includes challenging and optimising power generation and compressors to reduce fuel gas usage.

DISCLAIMER: This transcript has been prepared by a third party for Orient Capital Pty Ltd. It may not be accurate or complete and should be verified directly with the issuer. Orient Capital Pty Ltd is not responsible for any consequences of the use you make of the information contained in this transcript, including any loss or damage you or a third party might suffer as a result of that use.

Also during the period, the North West Shelf Project finalised arrangements to enable the processing of third-party gas, which was a major milestone in transforming the Karratha Gas Plant into a world-class tolling facility. Our Australia Oil business also achieved a record price premium to Dated Brent for crude produced from the Ngujima-Yin FPSO.

If we move to slide 6, as the graph shows during the first half of the year the oil and gas market experienced a sustained price recovery after the volatility of 2021 – sorry after the volatility of 2020. We have seen this reflected in increased average realised price in the half. These market conditions have provided an appropriate environment for increased trading activities this half compared to first half last year.

Moving to slide 7, we are making good progress toward our target of a 30% cost reduction for our operated assets over the next three years. This is essential for us to maintain cost competitiveness in a dynamic market. We are bringing improvements off the drawing board and deploying them in the field with a focus on streamlining our processes and utilising technology to inform decision making and automate routine tasks. We have also deployed low cost field sensors on assets so we can more effectively monitor equipment and be more targeted with our maintenance.

As slide 8 shows, we have made significant progress towards our final – our targeted final investment decision before year end on the Scarborough development and Pluto Train 2 expansion. Scarborough is a globally competitive development with the potential to deliver significant value to our shareholders while supporting the world’s transition to lower carbon energy.

You will see on slide 9 that technical work to support execution readiness for Scarborough is complete and the majority of the key regulatory approvals have been secured. It was particularly good to receive the nearshore environmental approval last week, which authorises the installation of an approximately 32-kilometre section of the Scarborough trunkline within state waters and the associated activities required to construct the trunkline.

We completed and announced earlier this month the Scarborough cost update which incorporates value-accretive scope changes to deliver an approximately 20% increased offshore processing capacity. This provides the cost certainty we need ahead of FID and supports the sell-down processes for Pluto Train 2 and Scarborough. In the first half we secured state ministerial approval of an update to the Pluto Greenhouse Gas Abatement program supporting the development of Pluto Train 2. The proposed merger with BHP’s petroleum business announced yesterday provides a clear path towards achieving our targeted FID this year.

Moving to slide 10, work on the Sangomar Field Development Phase 1 is progressing to schedule and we are on track to deliver targeted first oil in 2023. Support facilities in Dakar have been commissioned enabling the commencement of the 23-well development drilling campaign in July. Subsea equipment fabrication is progressing, and equipment is already arriving in Senegal as you can see from the photos on the slide. FPSO conversion activities are well underway on the VLCC oil tanker. We have commenced the formal process to sell-down our equity in Sangomar and are seeing positive interest from the market.

In summary, it has been a strong and productive first half and we will be maintaining this momentum through the second half of this year. Sherry will now take us through the financial update.

Sherry Duhe: Thank you Meg and good morning everyone. Before I begin, I’d like to congratulate Meg on her well-appointed – well deserved appointment as the CEO and Managing Director and I’m looking forward to continuing under her outstanding leadership. Starting off with slide 12, Meg’s already discussed the sustained price recovery, and the waterfall chart shows the impact of strengthening commodity prices have had on our profit this half. Sales revenue due to improved oil and gas pricing was up US$387 million from first half 2020 and we had higher revenue due to sales volumes as a result of increased Corpus Christi volumes and trading activity.

We recognised lower depreciation and amortisation expenses which reduced due to lower asset values following the impairments in 2020 and lower production due to planned maintenance and weather events. With increased trading activity, associated trading costs have also increased in the half. The ‘other items’ are showing an increase of $166 million from the first half of 2020 and this relates primarily to costs associated with our Kitimat exit, which was announced in May 2021, hedging activities and new energy and operational transformation projects.

We’ve realised the final close out of commodity hedges which were placed in 2020 and the mark-to-market valuation of new hedges placed on Corpus Christi volumes in the half. This has resulted in a first half reported net profit after tax of $317 million and an underlying NPAT of $354 million.

Moving to slide 13, our operating revenue has increased by 31% in the first half of 2021 compared to the first half of last year. This is underpinned by the improved pricing and higher trading activity I mentioned in the previous slide. We have also had higher shipping and other revenue due to an increase in shipping sub-chartering.

On slide 14 I’d like to talk about our operational cost performance. As you can see, we’ve maintained flat production costs from the first half of 2020. However, unit production costs have increased to $4.9/boe as a consequence of lower production volumes and planned maintenance activities including our turnarounds at KGP’s LNG Train 4 and the Goodwyn A platform.

Slide 15 puts our unit production costs into the context of our cash margin. We’ve maintained a cash margin above 80% and our cash margin has increased by US$8.60/barrel in the half. These margins continue to support our strong balance sheet.

Moving to slide 16, we’ve continued to prepare our balance sheet ahead of a targeted Scarborough and Pluto Train 2 final investment decision later this year. Our balance sheet is characterised by a well-managed debt maturity profile and high liquidity. Our gearing has decreased to 23.3% from 24.4% at year-end 2020 and we continue to manage our near-term debt maturities and maintain a low cost of debt. Pleasingly, our credit ratings were reaffirmed in the half, and we continued to maintain our target liquidity cover of 12 to 18 months.

Onto slide 17, we have taken a number of proactive measures to ensure we manage price risk across our portfolio. We have placed hedges on our unsold Corpus Christi volumes and as of the 16th of August of this year, we have reduced our pricing risk on approximately 85% of our 2022 cargoes and 25% of our 2023 Corpus Christi volumes as a result of this hedging and fixed price term sales. In the half we’ve seen an increase in trading and optimisation activity driven by favourable market conditions. This activity is opportunistic and includes the purchase and on-sell of third-party cargoes to extract additional value from flexibility within Woodside’s contract portfolio. Trading and optimisation activity is managed within a robust risk-management framework and is expected to generate average margins of up to 5% of cost. This reflects the value-accretive but relatively low risk nature of this type of trading.

The cost of purchasing third-party cargoes and Corpus Christi volumes is presented in trading cost and the profit and loss statement and the associated revenue from the on-sell of these cargoes as presented within LNG revenue. Given the current market factors and improving LNG spot prices, we expect full year trading cost, including the Corpus Christi volumes, to be between $1.1 and $1.3 billion. Approximately US$800 million of this is expected to be third-party trade in nature subject to market conditions and opportunities.

To protect against downside pricing risk, we are also looking to hedge up to 20% of oil-linked exposure in any one year. Subsequent to the half we have placed a number of hedges and 2021 and 2022 production at Brent pricing above $70 per barrel. To date we have hedged two million barrels of our 2021 production at an average price of US$73.68 per barrel and approximately six million barrels of our 2022 production at an average price of US$71.72 per barrel. Where appropriate we will continue to lock in prices to provide pricing certainty.

Moving to slide 18 and 2021 full-year guidance. In addition to the trading cost range, I mentioned on slide 17, we are providing guidance on expected production costs of between $450 and $550 million and expected general and administrative costs of between US$150 million and US$250 million. Our expected production cost incorporates higher planned maintenance activities and foreign exchange assumptions compared to 2020 and expected general and administrative costs incorporates higher spending on sell-down and growth related activities.

In our fourth quarter report earlier this year we provided investment expenditure guidance of $2.9 to $3.2 billion. This remains unchanged as the Sangomar equity position of 82% was already incorporated previously. Our production guidance range for 2021 has narrowed to 90 to 93 million barrels, and our guidance on uncontracted production remains unchanged at 10 to 15%.

I am pleased to say, we continued to maintain a strong balance sheet as we head towards our targeted Scarborough and Pluto Train 2 final investment decision, and have positioned our company well for the next 12 months as we progress towards the merger with BHP’s petroleum business that we announced yesterday.

I will now pass back to Meg for her summary.

Meg O’Neill: Thank you Sherry. If we move to slide 20, many of you have heard me speak on the importance of Woodside being both low-cost and low-carbon and the action we are taking to ensure this. On the left-hand side of the slide you can see our corporate targets for emissions reductions, which we have previously announced.

To be clear, we are taking action today towards our near-term and medium-term targets in support of our aspiration of net-zero emissions by 2050 or sooner. We will achieve these targets by avoiding emissions through the way we design our projects, reducing emissions by the way we efficiently operate our projects, and originating and acquiring quality offsets for the remainder of our targets.

We have previously announced we will be putting our climate reporting to a non-binding advisory vote of shareholders at our 2022 Annual General Meeting. We understand the level of interest in this area and the importance of transparent reporting. We have been engaging with our major shareholders on our climate reporting, and look forward to sharing further our approach to the energy transition in the lead-up to next year’s AGM.

On the right-hand side of the slide we have highlighted our ongoing focus on growing our new energy business, which includes further maturation of our portfolio of hydrogen and ammonia. We are also progressing renewable power opportunities in the Pilbara, and investigating carbon capture and storage options.

Moving to slide 21. I want to take this opportunity to reinforce our priorities for the remainder of the year and our commitments to becoming a low-cost, low-carbon company. These priorities remain and complement the activities we announced yesterday afternoon as part of our proposed merger with BHP’s petroleum business. We are focused on maintaining a disciplined approach to expenditure. We are assessing what we do and how we do it, transforming our business to reduce costs and increase efficiency.

We will create and protect value by achieving our targeted final investment decision for Scarborough and Pluto Train 2 in the second half of the year, and delivering the Sangomar Field Development Phase 1. We will build our sustainable future by delivering value through the energy transition, continuing the safe and reliable supply of energy to customers, diversifying our business streams, and working with our communities to realise positive outcomes.

Thank you for your ongoing interest in our company. We will now move to the Q&A section.

Operator: Thank you. If you wish to ask a question please press star-one on your telephone and wait for your name to be announced. If you wish to cancel your request please press star-two. If you are on a speaker phone please pick up the handset to ask your question. Your first question comes from Saul Kavonic with Credit Suisse. Please go ahead.

Saul Kavonic: (Credit Suisse, Analyst) Good morning Meg. Obviously still quite a lot to digest here, but my main question upfront is, the 30% cost reduction you’re talking about in the operated assets, can you provide some colour on how we should think about that? I mean does that fundamentally mean we should be looking at the, for example, the US$8.50 per BOE cash cost that you mention here could drop by 30%? How exactly should we think about this? Do you want to start ascribing a kind of million dollar per annum number for this?

Meg O’Neill: Look, Saul, we’ve probably not set out those targets. One of the things we’re very mindful of, of course, is that our production mix is changing. North West Shelf of course has gone into decline, so we now have ullage in the plant. We’re very much focused in the operational part of the business on driving absolute cost down.

So the 30% cost reduction is a target we have set for the operational part of the business and the team is really making great progress in terms of changing how we do our activities to achieve those goals. That’s a goal that we have set of course over a three-year time period. We will continue to keep you posted as we move forward down that journey.

Saul Kavonic: (Credit Suisse, Analyst) Great. Then back on the proposed merger last night, is it possible to get any kind of indication the scope of the $400 million per annum synergies. Just roughly what proportion of that is exploration high grading versus the other items that were listed?

Meg O’Neill: Yes, Saul, I think it’s premature to provide any more detail. We have talked about three kind of core categories where we see synergies. One is corporate costs of course, you don’t need the same super structure to run one company that you would to run two. The second of course is through the assets where we have got opportunities to really take a look at the growth hopper and make sure that we are kind of efficiently prioritising activities in the growth hopper.

Then the third is exploration and making sure that we have got the right focus in the exploration business. Thinking long-term about what are the sorts of things that we want to bring in the hopper. But it would be premature to give you any more detail at this point in time.

Saul Kavonic: (Credit Suisse, Analyst) All right. Lastly, and I think it’s a follow-up on the question from yesterday. The decline in Woodside’s base business that was shown from 2024. I want to get an understanding, does that include a decline beginning in Pluto in the 2024 to 2027 window? Or are you expecting Pluto to remain full, absent of Scarborough FID well into the second half of this decade?

Meg O’Neill: Saul, we don’t provide forward-looking statements on an asset-by-asset basis.

Saul Kavonic: (Credit Suisse, Analyst) All right, we can only try. Thank you very much Meg.

Meg O’Neill: Thank you.

Operator: Thank you. Your next question comes from Gordon Ramsay with RBC Capital Markets. Please go ahead.

Gordon Ramsay: (RBC Capital Markets, Analyst) Oh, thank you very much. Meg, I’m just going to ask a question about the merger. Under what circumstance - I mean you’re targeting the FID for Scarborough before the end of the year. I just don’t understand how BHP’s not going to exercise its option on Scarborough. The FID is going to be taken before December 15 presumably, so you’re going to have to pay BHP $1 billion for taking Scarborough.

Meg O’Neill: That’s incorrect.

Gordon Ramsay: (RBC Capital Markets, Analyst) What am I missing?

Meg O’Neill: Yes, no, that’s not the right way to think about it Gordon. So the option can only be exercised by BHP Petroleum in the second half of 2022. So we have got alignment with BHP to take a final investment decision this year. If that is successful then the option comes into play. The only scenario where it would be exercised is if the merger doesn’t complete. When we look at the value that Scarborough brings to Woodside shareholders, both the Woodside shareholders today and the Woodside shareholders in the future, a merged company, we see Scarborough as a very compelling investment.

So it really is just a kind of option for BHP in the event that the merger doesn’t progress. Assuming the merger is successful the option just goes away and we are able to progress the project for the benefit of all of our shareholders.

Gordon Ramsay: (RBC Capital Markets, Analyst) Got it, my mistake. Then just on abandonment costs in Bass Strait, there’s been studies that imply that the net cost to BHP could be up to about $5 billion dollars. Can you confirm that?

Meg O’Neill: So Gordon, I don’t want to provide any specific numbers about decommissioning costs for any particular asset. I think it is worth highlighting a few points. So in our due diligence decommissioning was absolutely one of our key focus areas because of the studies that you have pointed to. So we had a very significant part of our team looking at Bass Strait. Trying to understand the assets, trying to understand the decommissioning plans and the costs to execute those plans.

We obviously as an experienced offshore operator have experience in this. We have had some of our best people digging into it. So we have got a good understanding of what Bass Strait decommissioning costs are likely to be. I think it’s important to bear in mind that those costs are spread out over probably 20 years. Bass Strait continues to be an asset that will be very productive and generate value for the merged company over the very near-term, and the decades to come. So the valuation that’s built into the merger ratio fully accounts for those decommissioning obligations.

Gordon Ramsay: (RBC Capital Markets, Analyst) Okay, and best wishes, congratulations on a great deal. Thank you.

Meg O’Neill: Thank you Gordon.

Operator: Thank you. Your next question comes from Mark Samter with MST. Please go ahead.

Mark Samter: (MST, Analyst) Yes, morning Meg and Sherry. Three questions I think, if I can. Just to come back to the contingent payment to BHP, and I appreciate, I think you’ve explained it well on the call last night as well Meg. But I’m just keen to understand how you guys approached the balance sheet leading into it. Are you going to set the Woodside balance sheet with the assumption that the merger happens?

Because I mean correct me where I’m wrong, but if feels like once you’ve taken FID on that if the balance sheet is in a position where it assumes the merger is completing, I mean effectively you hold a gun to your shareholders’ head where it would be I think impossible to vote the deal down. Because the alternative of the deal not happening is you’ve suddenly got to pay US$1 billion out and you own 100% of the upstream. So will the balance sheet be reflective of the business you think it becomes? Or do you feel like you need to capitalise Woodside to reflect the fact the deal could fall through when you FID?

Meg O’Neill: Mark, I’ll have Sherry field that question.

Sherry Duhe: Yes, no, Mark, thanks for that. I think the first thing from a context perspective to keep in mind is we think shareholders will vote for this deal because it’s a great deal, and because we’re better together with this combined portfolio for all the reasons that we talked through yesterday. I’m sure we’ll have the chance to unpack that more for you in the coming months as we lead up to that vote.

To your point, we have been very clear, and that’s why we launched the processes for the sell-down activities for Scarborough, for Sangomar, and for Pluto Train 2. Obviously in the background we knew that this transaction was going ahead. So we will continue to run both scenarios in terms of how we think about funding our balance sheet up to the point of a vote next year, but also beyond.

I think Meg spoke about it very clearly yesterday, that now that we understand that this is happening and we can talk about it publicly, then we’ll be talking to potential investors in the data room for Scarborough in particular. Because in theory we may have more equity that we might have available to share with them at the right point in time. We have had very productive confidential conversations with the rating agencies up until now and will continue to follow that through as we lead forward.

So we feel like we have got really robust plans both before and after the vote, and in light of this potential put-option that could come into play at the back end of next year.

Mark Samter: (MST, Analyst) Cool, thank you. Then just a quick question to I guess slightly follow Saul’s question, but answer in probably a slightly different way on the cost side of things. I mean obviously we saw - the 30% cost targeting that’s targeting everything; capex, opex, other costs. So probably the important one, North West Shelf is declining, so of course you’re going to see a reduction in costs when an asset is declining. The flipside is you’ve got a reasonable amount of fixed cost in that, or a lot of fixed cost in that asset.

So do you think you can see declines in unit production costs over the next three years? Or it’s obviously picked up in the first half this year. Or is that going to be a much harder challenge to exceed genuine unit cost, production cost savings?

Meg O’Neill: Yes, look, Mark, it’s a great question. Obviously when an asset goes into decline it is a significant challenge to try to drive that cost out of the system. One of the things that will help us in the Karratha gas plants of course is getting more gas through the plants. Our agreements that we signed with Pluto and with Waitsia late last year to bring gas in starting in 2022 from Pluto and 2023 from Waitsia, helps keep the plant full and manage those unit costs. Although there will be some accounting quirks that we will have to kind of talk our shareholders through, since it’s not our gas that will be going through.

At the end of the day, I’ve got a lot of experience running mature assets and I have seen great examples of what you can do to drive costs out of the business. I have complete confidence in the team here that we will be able to drive those costs down to keep KGP and the North West Shelf very profitable until the end of life.

Mark Samter: (MST, Analyst) Good, and that’s a great segue into my last question because are we still absolutely 100% categorically ruling out any scenario where Scarborough comes to the North West Shelf? I’m cognisant Chevron’s stake was announced and nothing has ever happened. Is there any scenario whatsoever where plans could switch for Scarborough or we are 100% locked to Pluto?

Meg O’Neill: Yes, Mark, I think I said this a few months ago. The ship has sailed on that option and we talked about it before in a fair amount of detail. There are technical reasons why it is difficult to process Scarborough gas through North West Shelf and the complexity of the modifications are quite extensive. None of that technical work has been progressed, it’s commercially complex and when you look at it from a shareholder’s perspective, we are going to be able to get far more value by taking Scarborough gas through a brand new train at Pluto.

When you look at the life of the assets, having that new energy efficient and emissions efficient train, it’s going to deliver better outcomes from a cost and carbon perspective. So the ship has sailed on Scarborough to North West Shelf.

Mark Samter: (MST, Analyst) Cool, perfect. Thanks again.

Meg O’Neill: Thanks Mark.

Operator: Thank you. Your next question comes from Dale Koenders with Barrenjoey. Please go ahead.

Dale Koenders: (Barrenjoey, Analyst) Morning. I was hoping you could help me decipher slide 21 a little, just on the US$1.1 to US$1.3 billion dollars of full year trading costs. A multi part question. Firstly, what hedging in forward sales has been completed for these volumes in second half 2021 if any?

Sherry Duhe: Yes, I can take that. Dale, those are just simply buy and sell transactions. There is no hedging activity that is related to that. What we have done is taken a look at the number of cargos that we think will optimise opportunistically in the second half and then included Corpus Christi in those volumes. There are hedging activities that are in place for the Corpus Christi volumes but not for those extra spot cargos that we are just buying and selling with no open exposure risk around them.

Dale Koenders: (Barrenjoey, Analyst) Okay. Can you provide some colour on the Corpus Christi hedging that has occurred in the second half? I guess Platts is reporting US netbacks at US$10/MMBtu or almost 100% on listing cost for that asset at the moment? Are you going to realise all of that value or have you missed out on some of that because you hedged early?

Sherry Duhe: Look, we can’t get into the details of each specific cargo and what we hedged around it. I think what I can just reiterate is what we have put in the presentation pack, that when you look at the periods that are covered, we really have looked at 2022 and we have hedged ourselves at a fixed price of 85% of our volumes and then 25% for 2023 and we will continue to actively monitor that in particular for 2023 and beyond.

Dale Koenders: (Barrenjoey, Analyst) Okay and is this level of I guess trading activity expected to be the new norm for Woodside on a go forward basis?

Sherry Duhe: Look, it’s a great question. I would say that the norm will be driven by the market conditions and so we have chosen that word opportunistically very carefully. There could be times where you see us doing very little or no activity in that area and there could be times like now where you see an elevated level of activity where we see the opportunity to make sure that we get some margin out of that. We don’t take those opportunities where we would have a loss-making position and we have a robust risk management framework around looking for that opportunity.

Dale Koenders: (Barrenjoey, Analyst) Okay, so this trading cost which is assumed is there will be a positive margin on all but except for maybe Corpus Christi depending on the market at the time.

Sherry Duhe: That’s correct and the Corpus Christi we have noted that as a financial just because of the nature of those hedges they’re not receiving hedge accounting treatment, so you will see volatility coming through the P&L this year for the next year ahead and we will call that out clearly as we have done in this period as well.

Dale Koenders: (Barrenjoey, Analyst) Okay and then just finally just on the transaction last night. You were very kind to explain around the merger ratio being a relative net asset valuation between the two companies. I was just hoping you could talk about the synergy. Was that taken into account in setting those net asset valuations and was it shared equally between the two parties if it was?

Meg O’Neill: Look, Dale, it’s a great question. We do expect to see synergies come from both individual parts of the merger. It is not accounted for in the merger ratio, so we see that as upside that the shareholders of the merged company will benefit from.

Dale Koenders: (Barrenjoey, Analyst) Okay, brilliant. Thank you both.

Operator: Thank you. Your next question comes from Daniel Butcher with CLSA. Please go ahead.

Daniel Butcher: (CLSA, Analyst) Yes, hi everyone. Look, just the first question is just on Scarborough and Pluto tolling. I think from memory you got the draft toll arranged, but you won’t be able to get full control of the asset to change the tolling range or better optimise it before we have to go to FID under the merger. I’m just curious how to think about the optionality to optimise the toll between the upstream and downstream to attract infrastructure buyers and so forth.

Meg O’Neill: Yes, Daniel, the tolling agreements actually are sufficiently mature that we are confident in progressing the sell down activities and working towards the final investment decision so we have alignment between all the parties and I think we have talked before about this. It is not just one agreement, it’s a whole suite of agreements involving - just involving the Scarborough joint venture on one side, involving Pluto Train 2, which currently is ourselves but we are looking to bring a partner in on and the Pluto site. So we have got a number of different commercial agreements all of which are very well matured and we will be ready to finalise those when we get to the FID decision point.

Daniel Butcher: (CLSA, Analyst) Right. I guess I was operating on the presumption that BHP were on a higher IRR upstream so the toll will be set quite low and that might dissuade some investors. Is that not the case?

Meg O’Neill: Look, we have not talked about the quantum of the toll but we feel like the toll is a good reflection of the balance of risk and value between the different parts of the business, the upstream and the midstream.

Daniel Butcher: (CLSA, Analyst) Okay, maybe moving on, just on production guidance being cut 2 million barrels at the top end. Can you maybe just elaborate a little bit on what has been driving that primarily?

Meg O’Neill: Yes, a couple of things Daniel. As we reported in the half-year, we have seen some operational challenges, particularly in the FPSO. There has been weather related downtime as well as some operational issues. So that’s driven us to reduce the top end of the range.

Daniel Butcher: (CLSA, Analyst) Okay, so it’s nothing to do with the North West Shelf water in the well issue.

Meg O’Neill: No.

Daniel Butcher: (CLSA, Analyst) Okay, a final question for me if I can, just back to the merger. I know you went through it a little before. I’m just wanting your analysis on the churn and number of offshore holders that will be churning out of the stock when they get it from BHP. Can you maybe just share with us a few broad parameters about what you can advise there from your bankers?

Meg O’Neill: Look, it’s a great question. A great question Daniel. Obviously, with BHP’s announcement of their unification that adds a degree of complexity to it and now that that is transparent, we will be able to do this with all of the information available at hand, but our first assessment is that half the BHP register is index and retail investors and we would expect to see rebalancing in the portfolio. Retail shareholders have always been a strong portion of the Woodside register and we look forward to engaging with those mum and dad shareholders to help them understand the value of staying with Woodside, but the balance of the assessment would suggest that whilst there will be folks who leave the register that will be more than offset by demand.

Daniel Butcher: (CLSA, Analyst) That demand is from local index funds with double the weighting in the ASX, is that mainly the case?

Meg O’Neill: Look, there will be some of that but one of the things that we are looking at is the option to pick up some additional listings. So one of the things we are quite mindful of is that BHP does have an investor base that is international that we have probably not historically been able to access so we are looking at listing both in London and New York to be able to attract some new investors to Woodside now that we are a bigger player in the global energy market.

Daniel Butcher: (CLSA, Analyst) All right, that’s helpful. Thank you.

Meg O’Neill: Thank you.

Operator: Thank you. Your next question comes from Nik Burns with Jarden Australia. Please go ahead.

Nik Burns: (Jarden Australia, Analyst) Oh yes, thanks. Just I might follow up on one of Dan’s questions just in relation to Pluto Train 2 toll. You are in the process of bringing in a buyer there. I am assuming there is an announcement between now and FID around that. How are we going to be able to judge the value of that if we don’t know what the toll is? Potentially you could attract more parties in by having a higher toll there but if you don’t announce that we don’t necessarily know. So is there plans to provide additional disclosure around this at the time that you’re announcing the sale?

Meg O’Neill: Yes, Nik, that’s confidential information and I don’t envision scenarios where we would talk about the quantum of the toll. What I can tell you is that the data room is open and we do have very strong interest from a number of very credible infrastructure investors. There are the sorts of players that you have seen active in the market both here and overseas over the last couple of years picking up more interest in this type of asset, so we feel really good about the interest in the opportunity and we feel like, as I said, the toll is set in a way that balances risk and reward between the upstream and the midstream and should be attractive to investors in both spaces.

Nik Burns: (Jarden Australia, Analyst) Have you set an effective date to that transaction? Could you be able to claw back some of the capex you have set aside this year for Train 2?

Meg O’Neill: I will let Sherry speak to that.

Sherry Duhe: Yes. No, Nik, thanks for that and I would just say that the way that we have structured the data room set up it is very transparent to bidders what that toll will be, just to follow on from Meg’s previous answer, but also the effective date will be something that balances out the capex burden that we have going forward but also compensates us on a pro rata basis for the investment we have made to date in both of those projects depending on what you are looking at, Scarborough or Pluto Train 2.

Nik Burns: (Jarden Australia, Analyst) Great. That’s very clear, thanks. Just quickly on the merger. Have you estimated the costs to implement the merger?

Meg O’Neill: We haven’t disclosed that Nik.

Nik Burns: (Jarden Australia, Analyst) Okay and then maybe just a final one. Any key regulatory or JV approvals required to settle with the merger process?

Meg O’Neill: Nik, there’s actually a very long list of regulatory approvals as you might expect for a transaction of this complexity spanning multiple international jurisdictions. So we have got a very clear understanding of all of the regulatory approvals required and that is something that we will be working through over the coming months. Yes, I think the question was asked yesterday about what drives the timeline between today and potential completion. The regulatory approvals are a very important step in that process.

Nik Burns: (Jarden Australia, Analyst) Right. Are there any of those that are more key than others?

Meg O’Neill: Well, they’re all important. I wouldn’t want any regulator to feel like I was implying they were unimportant. They’re all important.

Nik Burns: (Jarden Australia, Analyst) Fair enough.

Meg O’Neill: Yes, we’ve got a number in Australia, we’ve got a number in the US, we’ve got some in other international jurisdictions, so we just have to work through all of that.

Nik Burns: (Jarden Australia, Analyst) Very good. Thank you.

Operator: Thank you. Your next question comes from Tom Allen with UBS. Please go ahead.

Tom Allen: (UBS, Analyst) Morning Meg and Sherry. A quick question for Sherry just on your segment revenue and expenses. There’s a bit step up this half in other costs to US$151 million. It looks like US$81 million of that is unallocated. Can you share some detail on what makes up the unallocated step up in costs?

Sherry Duhe: Yes, so I think I went through a number of the details in that when I went through the summary, but the biggest single item that you see in there is basically the movement in the financial hedges. We have also got the Kitimat exit costs that are sitting in there. Those are the two single biggest components in that one-line item.

Tom Allen: (UBS, Analyst) Sure, sure. All right, I’ll move on. Do you still expect your exposure to spot LNG cargos to be in the 10% to 15% range for the remainder of this year and then into 2022?

Sherry Duhe: That’s correct for this year at this stage that we are still looking at 10% to 15% for the full calendar year. We have not put out a number yet for next year, but as you will know from past years it goes anywhere from 10% to 20% depending on what’s happening in the marketplace in that particular year and the different ADP nominations that are made by our customers in the first quarter of each year.

Tom Allen: (UBS, Analyst) Right and just following up some questions earlier just on the trading business. Over the half the trading business made a loss. We’re seeing higher third party LNG purchases coming through. Can you just break out the drivers there and how you’re confident with those trading volumes lifting up and down half on half that you’re going to secure that margin that you’re targeting?

Sherry Duhe: Yes, just to be clear, when you look at our overall trading activity for the period, we did not experience any losses. There is a little bit of a nuance in the sense that we have an onerous contract provision that we booked last year for Corpus Christi and so changes in that position actually go to a different line item on the financials.

And you can see that broken out in the segment P&L for that line item but overall, we saw a positive impact for our trading activities for the period. And some of that goes through those spot activities that I highlighted earlier and other than that it is just the trading contribution to the equity volumes that we sell from our produced portfolio.

Tom Allen: (UBS, Analyst) All right, thanks Sherry.

Operator: Thank you. Your next question comes from Baden Moore with Goldman Sachs. Please go ahead.

Baden Moore: (Goldman Sachs, Analyst) Good morning Meg and Sherry. Just a follow on, on the spot exposure for the business; in the context of the merger you’ll be a much larger player in the global market and I was wondering how you think about whether you’ll be looking to take a greater spot exposure in the future.

And then in that context, as we look at the Scarborough development you’ve previously talked about a 50% condition precedent on contracted levels for Scarborough. I was just wondering if that is still the case?

Meg O’Neill: Look, Baden it’s a great question and it’s probably one we need to put on our list of things to work through. Obviously we’ve taken a bit of a different approach from BHP Petroleum in terms of marketing strategy particularly for growth projects like Scarborough.

We do need to get our thoughts together and we’ve talked about in the past, actually that we’re seeing an LNG market that is changing in many fundamental ways. It’s becoming far more liquid. We’re seeing different price markers. So I think the guidance that Sherry gave is sound for the next few years, but as we move forward in time and as we think about what our marketing strategy is going to be in the context of the merger we’ll be looking to refine our approach to spot.

It’s probably worth highlighting that we have a very strong marketing team, as Sherry highlighted. We’ve been doing a good bit more trading this year, managed under a very tight risk management framework, but we are getting great experience in the market. We know the customers well. We understand what the market is doing and so that gives us a few more levers to pull, particularly as the merger comes together.

Baden Moore: (Goldman Sachs, Analyst) And on the Scarborough volumes, will they be 50% contracted?

Meg O’Neill: Look Baden, that’s where we are today, actually with our current working interest in Scarborough. Between LNG, term sales as well as our domestic gas sales to Perdaman. One of the complexities of course, is we’re going through a selldown process. So we’ll be seeing how those bids come in and we’ll be working with other prospective joint venture partners on whether or not they’d be interested in some of the Perdaman volumes.

But the number, I don’t want to be too definitive on the number recognising that our equity is likely to be a little bit different than what it is today.

Baden Moore: (Goldman Sachs, Analyst) Okay and on the revised US$12 billion capital number, in the 2018 capital raising documents, the business flagged a 25% contingency allowance in the capital program. I was wondering did that change through the revision of the capex estimates for FID at this point or can you shed any light on what’s there for contingency in the latest capex update?

Meg O’Neill: Yes, look Baden, we wouldn’t normally disclose contingency levels or allowances or any of that sort of information. I think it’s worth highlighting though that the technical work and the execution planning for Scarborough and Train 2 is extremely well advanced.

With the delay in FID from 2020 to 2021, the technical teams have had a chance to really firm up our understanding of what the facilities will look like to mature the engineering, the detailed design work. We’ve actually purchased some long leads. So our confidence in the cost estimate is very high.

And worth pointing out as well, that our contracting strategy, with a heavy bias towards lump sum and fixed rates puts us in a position where we’ve got very high certainty that when we take on that final investment decision, that that’s the cost that we will pay for those assets.

Baden Moore: (Goldman Sachs, Analyst) Can I just ask one more on the capital, on the cost program that you’d flagged a 30% cost reduction, just how do I think about that? Is there a capital program that’s linked to that opex reduction that you could talk to?

Meg O’Neill: No. A lot of it Baden just to I guess elaborate on the no, is around how we do our work. And so while we are investing in technology, that’s all done on opex. So we are spending a bit of opex but we do expect to get a significant opex savings from that spend.

Baden Moore: (Goldman Sachs, Analyst) Got it, thank you.

Operator: Thank you. Your next question comes from Jennifer Hewitt with AFR. Please go ahead.

Jennifer Hewitt: (AFR, Journalist) Good morning. This is a more general question Meg and congratulations on your appointment, but in terms of future growth options, I’m just wondering how you see the future of blue hydrogen relative to that of green hydrogen.

Meg O’Neill: Thanks, Jennifer. That’s a very timely question. I know there’s been a lot of press recently around the merits of the two. It’s probably worth stepping back a bit and talking about the transition to new forms of energy. And one of the things we’ve been doing is we’ve been building out our capability in ammonia and hydrogen is really working closely with our customers to understand what they need.

And we fully recognise that any material investments in new energy is one that has to be customer led. We could build facilities today to make hydrogen, but if nobody’s there to take it and pay for it, it’s not a good use of our shareholders money.

So as we work with our customers, one of the things we recognise is they’re going to have to make investments on their side to take products. So blue hydrogen, we see as a very natural bridge between LNG, which is something we make today and something that’s very affordable for our customers and green hydrogen, which is not something that is widely produced today and that likely will end up being more expensive for customers.

So in many ways we see blue hydrogen as a stepping stone to get to the ideal world, which is a green hydrogen world, where there’s no emissions at all. But we do recognise that we need to really understand the actual emissions profile of any investment in this space. And so this is something we’ll continue to work very closely with our customers as we mature those opportunities.

Jennifer Hewitt: (AFR, Journalist) Thank you.

Operator: Thank you. Your next question comes from Sarah Kerr with AustralianSuper. Please go ahead.

Sarah Kerr: (AustralianSuper, Analyst) Good morning. I just had a question on your growth projects. Is the Browse field development concept still to come through KGP and when do you think that asset will be realised?

Meg O’Neill: Great question Sarah. So our base plan for Browse is still to bring that through the North West Shelf and Karratha Gas Plant. Obviously Browse has gone through a few iterations over the course of its life. One of the things we fully recognise now is we need to make sure we’ve got all the regulatory approvals and commercial agreements in place before we wrap up technical activity and that’s been the key focus of the Browse team over the last year.

Sarah Kerr: (AustralianSuper, Analyst) And just on the strategy for carbon emissions associated with a reservoir of the Browse complex, are you looking at CCS or just using offsets?

Meg O’Neill: We absolutely are looking at CCS and Sarah that’s one of the things that’s probably changed from a technical perspective in Browse since we last did work on it a couple of years ago is the recognition that we absolutely need to have a better carbon solution for Browse and we need to take a really hard look at CCS to make sure that we manage those reservoir emissions.

Sarah Kerr: (AustralianSuper, Analyst) And do you have any I guess years or timeframe when you think Browse will start to go to FEED?

Meg O’Neill: No, I think it’s probably premature to answer that Sarah. As I said we’ve done some fundamental work. We have fundamental work. We need environmental approvals. We need production licenses. We need commercial approvals. We need to mature our CCS work.

Sarah Kerr: (AustralianSuper, Analyst) Ok great, and just one final question. If there’s any progress on the Sunrise field and negotiations with the Timor-Leste Government?

Meg O’Neill: Yes, it’s a great question, Sarah. So Sunrise obviously is an asset that we’ve held for a while. We’re very pleased that the Australian and Timor-Leste governments have settled the maritime disputes. We are involved in those PSC discussions and they’re continuing.

Sarah Kerr: (AustralianSuper, Analyst) Okay no movement on it yet?

Meg O’Neill: As you might appreciate, anytime you’re negotiating a commercial agreement with two governments it takes a bit of time.

Sarah Kerr: (AustralianSuper, Analyst) Yes, okay thank you so much.

Operator: Thank you. Your next question is a follow up question from Saul Kavonic with Credit Suisse. Please go ahead.

Saul Kavonic: (Credit Suisse, Analyst) Hi again. I just also just wanted to ask if you could just tidy up a few other things regarding the Scarborough option FID? Meg, can you just clarify for us the FID payment that was due BHP, is that now folded into the merged Co, or is that going to be an additional payment to BHP corporate outside of BHP Petroleum?

And a related question is 15 December date, the option what’s driving such a specific arbitrary date and when does the Train 2 contract with Bechtel cost expire? Sorry, there’s about three in there.

Meg O’Neill: Yes, that was a long follow up question Saul. Look, we haven’t commented on the Scarborough FID payment. Yes, the option date is quite specific. Pragmatically, the last two weeks of December, you don’t get a whole lot done with the holidays. And so this is essentially a end of year date, but a pragmatic one. And what was your third question?

Saul Kavonic: (Credit Suisse, Analyst) When does the Bechtel Train 2 cost expire?

Meg O’Neill: We haven’t disclosed that date either, but I think it’s worth emphasising Saul that all of our contracts are lined up with our anticipated final investment decision in the second half of this year.

Saul Kavonic: (Credit Suisse, Analyst) Great thanks. That’s all from me.

Meg O’Neill: Thank you.

Operator: Thank you. That does conclude our question session. I’ll now hand back to Ms O’Neill for closing remarks.

Meg O’Neill: All right. Thank you all for your questions. I understand we have given you a lot of information in the last 24 hours and we are very excited about the direction we’re headed in.

I’m looking forward to meeting with many of you virtually over the coming weeks. We will certainly keep you updated as we deliver on our key priorities for the remainder of the year, particularly safely executing Sangomar, progressing towards Scarborough FID and finalising the transaction documents for the merger with BHPs petroleum business. Thank you.

End of Transcript

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives), and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

Past performance and pro forma historical information is given for illustrative purposes only. Pro forma information is presented on a combined basis, without giving effect to any pro forma adjustments. It should not be relied on and is not indicative of future performance, including future security prices.

Disclosure of reserve information and cautionary note to US investors

Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the US Securities and Exchange Commission (the “SEC”) and disclosure requirements of the US Financial Accounting Standards Board (“FASB”), and those differences may be material. For additional information regarding the availability of Woodside’s reserves disclosures in accordance with SEC requirements, please see Woodside’s investor presentation dated 17 August 2021 and released to the ASX. For additional information regarding BHP’s reserves, please see BHP’s annual report on Form 20-F filed with the SEC.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.